UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 001-36622

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On October 4, 2021, ProQR Therapeutics N.V. (the “Company”) announced the appointment of Theresa Heggie as the Company’s Chief Commercial Officer. In connection with this appointment, Ms. Heggie has resigned as a member of the Supervisory Board of the Company (the “Supervisory Board”) and any committees thereof. Such resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Following Ms. Heggie’s departure from the Supervisory Board, Antoine Papiernik, another member of the Supervisory Board, has joined the Company’s audit committee.

On October 4, 2021, the Company issued a press release titled, “ProQR Appoints Theresa Heggie as Chief Commercial Officer.” A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company hereby incorporates by reference the information contained herein into the Company’s registration statements on Form F-3 (File No. 333-228251 and File No. 333-248740).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: October 4, 2021	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer

INDEX TO EXHIBITS

Number	Description

99.1	Press Release of ProQR Therapeutics N.V. dated October 4, 2021.